PRIVATE & CONFIDENTIAL

September 24, 2012

Florida Gaming Centers, Inc.
Attn: W. Bennett Collett, Jr.
3500 NW 37th Avenue
Miami, FL 33142

Re: Engagement Letter between Florida Gaming Centers, Inc. and David Jonas

Ladies & Gentlemen:

This will confirm the understanding and agreement (the "Agreement") between Florida Gaming Centers, Inc. ("Centers" or the "Company"), and David Jonas ("Jonas") regarding the services, fees and expenses for the engagement of Jonas to provide interim operational management, oversight and advisory services to the Company.

1. Engagement. Jonas will provide interim general management services to the Company and will oversee the day-to-day operations and activities of Centers and its subsidiaries (the "Engagement").

2. Services. In connection with the Engagement, pursuant to the terms and conditions of this Agreement, the Board of Directors of Centers (at any given time, the "Board") expressly authorizes and empowers Jonas to:

- Serve as interim Chief Restructuring Officer ("CRO") of the Company.
- Direct, oversee and manage the Company's daily operations, including, without limitation, sole responsibility for all treasury functions and day-to-day cash flow decisions.
- Manage the Company's cash flow and liquidity, make recommendations for and implement improvements.
- Assist in evaluating current management and employees, reporting and governance procedures and implement appropriate alterations.
- Attend meetings of the Board, if any.
- Provide any ongoing operational and financial updates and any other information required under that certain credit agreement by and among Florida Gaming Centers, Inc., as the Borrower, Florida Gaming Corporation, as Holdings, the lenders party thereto (the "Lenders"), and ABC Funding, LLC, as Administrative Agent (the "Agent"), dated as of April 25, 2011 (the "Credit Agreement").

- Assist in such other matters as may be agreed upon.

3. Compensation. As compensation for the services rendered by Jonas hereunder, the Company shall pay Jonas as follows:

(i) Fees. Jonas' compensation will be $25,000 per month. Jonas will be paid in cash by check or wire transfer on a semi-monthly basis.

(ii) Expenses. In addition to the fees set forth above, the Company shall pay directly or reimburse Jonas in cash by check or wire transfer, within ten (10) business days presentation of an invoice to the Board by Jonas, for all reasonable out-of-pocket and incidental expenses incurred in connection with the Engagement such as travel, lodging, postage, telephone and facsimile.

4. Timing and Conditions. Jonas will commence this Engagement immediately upon receipt of a signed engagement letter.

5. Indemnification by Company. Centers hereby agrees to indemnify and hold harmless Jonas from and against any and all damages, claims, demands, suits, proceedings, judgments, awards, liabilities, losses, and expenses (including but not limited to reasonable counsel fees of outside counsel) (collectively, "Damages") incurred by Jonas, arising in connection with investigating, preparing for, or defending any action, formal or informal claim, investigation, inquiry or other proceeding, whether or not in connection with pending or threatened litigation) which are related to or arise in any manner out of the engagement contemplated hereby, including any legal proceeding in which Jonas may be required or agree to participate, but in which Jonas is not a party; provided, however, that the Company shall not be responsible for any Damages that are finally determined by a court of competent jurisdiction to have resulted from the gross negligence or willful misconduct of Jonas.

Centers shall defend any such claim, with counsel reasonably acceptable to Jonas, or may (in Centers' sole discretion) permit Jonas to defend at Centers' expense; provided, however, that if Centers fails to assume the defense of such claim, it must permit Jonas to defend at Centers' expense. Centers further agrees that it shall not, without the prior written consent of Jonas, which consent shall not be unreasonably withheld, settle, compromise or consent to the entry of any judgment in any pending or threatened claim, action, suit or proceeding in respect of which indemnification may be sought hereunder unless such settlement, compromise or consent includes an unconditional release of Jonas hereunder from all liability arising out of such claim, action, suit or proceeding. Jonas further agrees that he shall not, without the prior written consent of Centers (in its sole discretion), settle, compromise or consent to the entry of any judgment in any pending or threatened claim, action, suit or proceeding in respect of which indemnification may be sought hereunder.

6. Confidentiality. Except as otherwise provided herein, Jonas agrees to keep confidential all non-public information obtained in connection with the Engagement. Jonas agrees that he will not disclose to any other person or entity, except to agents of Centers, or use for any purpose other than as specified herein, any information pertaining to Centers or any

affiliate thereof which is either non-public, confidential or proprietary in nature ("Information") which he obtains or is given access to during the performance of the services provided for hereunder, unless the Board provides written consent to such disclosure. For purposes of this Agreement, the Information does not include (i) information which is now or in the future becomes generally available to the public or (ii) any information or materials requested by and/or provided to the Agent.

7. Restrictive Covenant.

(i) Subject to the last sentence of this section 7(i), during the Engagement and for a one year period following the termination of the Engagement, Jonas shall not, without the prior written consent of the Board of Directors, (A) directly or indirectly, advise, manage, render or perform services for, or have an investment in any person, company or entity engaged in jai-alai matches, games and competitions, pari-mutuel gaming activities, intertrack wagering, cardroom operations, slot machine gaming, other casino gaming activities and related business operations (the "Business") in those geographic markets where the Company or its affiliates engages in such Business activities or (B) directly or indirectly, encourage or solicit any Company employee to leave the Company's employment or otherwise become affiliated with Jonas or any business affiliated with Jonas. Jonas further agrees not to directly or indirectly urge any customer, supplier, or person or entity that Jonas knew (during the Engagement) was a potential client of the Company, to discontinue doing business with the Company. In the event that the Agent and the Lenders under the Credit Agreement do not receive the majority of the equity interests in Centers as contemplated by the amendment to the Credit Agreement that is being negotiated as of the date of this Agreement, Jonas' obligations under this section 7(i) shall cease upon the termination of the Engagement.

(ii) In connection with the foregoing provisions of this paragraph 7, Jonas represents that his experience, capabilities and circumstances are such that such provisions will not prevent him from earning a livelihood. Jonas further agrees that the limitations set forth in this paragraph 7 are reasonable and properly required for the adequate protection of the businesses of the Company and its affiliates. Nothing in this paragraph 7 shall prohibit Jonas from acquiring or holding not more than five percent (5%) of any class of publicly traded securities of any business.

(iii) If any provision of this paragraph 7, is held by a court of competent jurisdiction to be unlawful, such provision shall be stricken or modified by the court to render it enforceable to the maximum extent permitted under applicable law, and the remaining and/or modified provisions of this paragraph 7 shall remain in full force and effect.

8. Term and Termination.

(i) Term. The Engagement will commence upon the execution of this Agreement and will terminate upon the mutual agreement of Jonas and the Board

after receipt by the Agent and the Lenders under the Credit Agreement of the majority of the equity interests in Centers pursuant to the amendment to the Credit Agreement that is being negotiated as of the date of this Agreement.

(ii) Board Termination. On or before the Warrant Exercise Date (as that term is defined in the Credit Agreement, as the Credit Agreement may be amended from time to time), the Board may terminate the Engagement at any time by giving Jonas written notice of the termination. After the Warrant Exercise Date, the Board may terminate the Engagement by giving Jonas 60 days prior written notice of such termination.

(iii) Jonas Termination. Jonas may terminate the Engagement either (a) by providing at least 60 days written notice to the Board or (b) if bankruptcy proceedings are initiated by or against Centers and the court or trustee does not retain Jonas in such proceedings, immediately upon notice to the Board.

(iv) Notwithstanding termination of this Agreement pursuant to subparagraphs (ii) and (iii) of this paragraph, Jonas will be entitled to any fees and expenses earned prior to such termination pursuant to the provisions of this Agreement.

9. Survival. Subject to the express provisions of this Agreement, paragraphs 5, 6, 7, 8, 10, 11, 13, 14, 15, 16 and 17 shall survive a termination of this Agreement along with any other paragraph that expressly provides that it shall survive termination.

10. Alternative Dispute Resolution. If there is any dispute between the parties as to the terms of this Agreement and they are unable to agree on a mutually satisfactory resolution within 15 days, either party may require the matter to be settled by binding arbitration. Such arbitration shall take place before a single arbitrator in Miami, Florida and shall be administered by the American Arbitration Association pursuant to its Commercial Arbitration Rules (and the arbitrator shall be selected in accordance with such rules). The decision of the arbitrator shall be final, binding and non-appealable, and may be enforced in any court of competent jurisdiction.

11. Injunctive Relief. Jonas specifically acknowledges and agrees that any breach of the provisions set forth in paragraphs 6 and 7 of this Agreement would cause irreparable injury to Centers and that such paragraphs may be enforced by suit for injunction, monetary damages, or both, and, to the extent permitted by law, without any bond being required of or posted by Centers.

12. Relationship of the Parties. The parties hereto intend that an independent contractor relationship will be created by this Agreement. Jonas is not to be considered an employee or agent of Centers and is not entitled to any of the benefits that Centers provides for its employees, except as may otherwise be expressly provided for in this Agreement. Jonas shall not be treated as an employee of Centers with respect to the services to be performed hereunder for federal, state, or any other local tax purposes and Jonas will be responsible for all employment, withholding, income and other taxes incurred in connection with his provision of the services hereunder.

13. Entire Agreement; Construction. This Agreement incorporates the entire understanding between the parties with respect to its subject matter and supersedes all previous agreements or understandings that might exist or have existed. This Agreement may not be amended or modified, except in writing, executed by the parties hereto. The words "including", "include" and "includes" shall be construed broadly as if followed by the words "without limitation".

14. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to principles of conflicts of laws.

15. Severability. Any provision of this Agreement that shall be determined to be invalid or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof or affecting the validity or enforceability of such provision in any other jurisdiction,

16. Notices. All notices required or permitted to be delivered under this Agreement shall be in writing and shall be sent, if to Jonas, to [ ], or to such other name or address as Jonas may give Centers in writing, with a copy to [ ], and, if to Centers, to 3500 NW 37th Avenue, Miami, FL 33142, Attn: Board of Directors, with a copy to Frost Brown Todd LLC, 400 West Market St., 32nd Floor, Louisville, KY 40202, Attention R. James Straus, or to such other name or address as Centers may give Jonas in writing. All notices under this Agreement shall be deemed delivered if sent by facsimile or by overnight mail or courier. All notices shall be deemed to have been delivered only upon receipt by the receiving party.

17. Counterparts. This Agreement may be signed in counterparts, and all such counterparts shall be deemed to be a single original Agreement.

Please confirm that the foregoing is in accordance with our understanding by signing and returning to me the enclosed duplicate of this letter, whereupon it shall constitute an agreement binding upon yourselves and ourselves.

Very truly yours,

____

David Jonas

Accepted and agreed as of
September ___, 2012

Florida Gaming Centers, Inc.

By: [signature]
Its: CEO